EXHIBIT 14
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FOR IMMEDIATE RELEASE
                                                For further information, call:
                                                Alan Miller
                                                Innisfree M & A Incorporated
                                                (212) 750-5831

       WYNNEWOOD, PA, November 2, 1998 - Golden Cycle, LLC, announced today that its offer to purchase all outstanding shares of common stock of Global Motorsport Group, Inc. (NASDAQ:CSTM) expired at 12:00 midnight, New York City time, on Friday, October 30, 1998. No shares were purchased under the offer because of the failure to satisfy certain conditions to the offer, including the condition that Global Motorsport's preferred share purchase rights be redeemed, invalidated or otherwise made inapplicable to Golden Cycle's tender offer.

        Golden Cycle had previously announced that it would allow the tender offer to expire without the purchase of any shares thereunder in order to facilitate its revised proposal to acquire Global. On October 27, Golden Cycle announced a proposed solicitation of consents from stockholders of Global to replace Global's Board of Directors with nominees committed to facilitate an acquisition of the company by Golden Cycle, in connection with which Global would conduct a self tender offer to purchase up to approximately 4,600,000 shares of its common stock for $19 per share in cash. Golden Cycle has filed preliminary proxy materials with the Securities and Exchange Commission regarding its proposed consent solicitation.




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         As of the date of this communication, Golden Cycle is the beneficial owner of 528,100 shares of Common Stock, par value $0.001 per share, of Global. Other than as set forth herein, as of the date of this communication, neither Golden Cycle nor any of its members or other representatives or employees, any Nominees or other persons known to Golden Cycle who may solicit proxies has any security holdings in Global.

         Golden Cycle has retained Jefferies & Company, Inc. ("Jefferies & Company") to act as its financial advisor in connection with Golden Cycle's offer to acquire Global and the Consent Solicitation, for which Jefferies & Company will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Golden Cycle has agreed to indemnify Jefferies & Company and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. Jefferies & Company does not admit that it or any of its shareholders, directors, officers, employees or affiliates is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that Schedule 14A requires the disclosure of certain information concerning Jefferies & Company. Andrew Whittaker (an executive vice president) and Louis Fienberg (a senior vice president) of Jefferies & Company may assist Golden Cycle in the solicitation of consents of shareholders. Jefferies & Company engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Jefferies & Company may trade securities of Global for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Jefferies & Company has informed Golden Cycle that as of October 26, 1998, Jefferies & Company held no shares of Global Common Stock for its own account.

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